November 2, 2009

Catherine T. Brown
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C.  20549-3628

Re:	Kid Castle Education Corporation
Amendment No. 1 to Schedule 13E-3
Filed September 9, 2009
File No. 005-82412

Amendment No. 1 to Preliminary Information
Statement on Schedule 14C
Filed September 9, 2009
File No. 333-39629

Dear Ms. Brown:

Kid Castle Educational Corporation (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated October 8, 2009 (the “Comment Letter”) addressed to Mr. Min-Tan Yang, Chief Executive Officer of the Company, relating to the Company’s Amendment No.1 to Schedule 13E-3 (the “Schedule 13E-3”) filed with the Commission on September 9, 2009, and its Amendment No.1 to Preliminary Information Statement on Schedule 14C (the “Information Statement”) filed with the Commission on September 9, 2009.

For your convenience, we have reprinted below the Staff’s comment from the Comment Letter in bold and given our response below the comment.

Schedule 13E-3

General

1.
COMMENT: Instead of providing disclosure as to Mr. Yang in the Schedule 13E-3 only, please revise the Information Statement to provide the disclosure as to him required by Schedule 13E-3 in the disclosure document that will be transmitted to your shareholders. See Exchange Act Rule 13e-3(e).

RESPONSE: Thank you for your comment.  Based on our telephone conversation with SEC staff, we understand this comment to mean that we should make sure that all information regarding Mr. Yang in Schedule 13E-3 is also included in the Information Statement.  (The Information Statement already contained significant disclosure regarding Mr. Yang, including with respect to the disclosures required by Rule 13e-3(e)).  We have reviewed the Schedule 13E-3 for any disclosure regarding Mr. Yang that is not in the Information Statement.  The disclosure in Section 5(b) of Schedule 13E-3 regarding Mr. Yang’s loan to the company is in this category, and we have copied it to the body of the Information Statement.  (The same information is also in the footnotes to the financial statements, reported in various company 10-Ks, and incorporated by reference in the Information Statement.)  In addition, we have generally reviewed the Information Statement and have attempted to address any inadequacy of the Information Statement to provide the disclosure required under Exchange Act Rule 13e-3(e).

2.
COMMENT: We reviewed your response to comment one in our letter dated July 17, 2009 and reissue this comment in part. Please revise the cover page of your Schedule 13E-3 to include Mr. Yang as a filing person. Please also disclose the information required by Item 1013(d) of Regulation M-A and Instruction 3 thereto.

RESPONSE: Thank you for your comment.  We have included Mr. Yang as a filing person and have attempted to address all requisite disclosure items pursuant to Item 1013(d) of Regulation M-A to include, without limitation, the effect of the Rule 13e-3 transaction on Mr. Yang’s interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages.  See the table on page 30 of our revised Information Statement under the heading “Potential Conflicts of Interests of our Officers and Directors.”

3.
COMMENT: We reviewed your response to comment two in our letter dated July 17, 2009 and reissue this comment in part. While we note your response, especially your statement in the last sentence of the penultimate paragraph of your response to comment 22 that Mr. Yang has adopted the analysis of the Independent Committee, your revised disclosure does not indicate that Mr. Yang based his fairness determination on the analysis of the factors undertaken by the Independent Committee and/or your financial advisor. If Mr. Yang adopted the recommendation and analysis of the Independent Committee and/or your financial advisor in reaching his determination, please revise your disclosure to so state. If Mr. Yang conducted his own analysis, please discuss the factors he considered, as your disclosure does not discuss any of the factors the Board considered, and address whether Mr. Yang considered the factors identified in Item 1014 of Regulation M-A in arriving at his fairness determination.

RESPONSE: Thank you for your comment  Like the Board, Mr. Yang adopted the Independent Committee’s analysis in his determination that the Transaction is advisable, fair to and in the best interest of the Company and its unaffiliated shareholders (both continuing and cashed out).

Signatures

4.	COMMENT: Please ensure that your Schedule 13E-3 is dated as of the date you and Mr. Yang executed it. Currently, the dates are blank.

RESPONSE: Thank you for your comment.  We have revised our disclosure to include the date of execution of the Company and Mr. Yang on the Schedule 13E-3.

Preliminary Information Statement on Schedule 14C
Summary Term Sheet, page 2
Potential Advantages of the Transaction, page 8

5.
COMMENT: We reviewed your new disclosure at the top of page 5 that “the number of minority shareholders has been reduced.” Please revise to state that the number of minority shareholders will be reduced or tell us why it is not appropriate to do so.

RESPONSE:  Thank you for your comment.  We have revised our disclosure to make it clear that the number of minority shareholders will be reduced pursuant to the cashout (but not changed by the Capital Injection).

Financing for the Transaction, page 8

6.
COMMENT: We reviewed your response to comment 15 in our letter dated July 17, 2009 and reissue this comment. Please revise your disclosure to consistently disclose the cash consideration to be paid in lieu of fractional shares and the expenses you expect to incur in connection with the transaction. In this regard, we note that your response and elsewhere in your disclosure document you state that the $303,000 estimate only relates to the payment of the cash consideration; however, disclosure on pages 8 and 15 suggests that the $303,000 includes “and other costs of the Transaction” or “professional fees and other expenses.”

RESPONSE: Thank you for your comment.  We have revised for consistency.

Special Factors, page 12
Purpose of and Reasons for the Transaction, page 12
Previous Consideration; Revised Proposal and Appointment of Independent ..., page 13

7.
COMMENT: We reviewed your response to comment 20 in our letter dated July 17, 2009. Please revise your disclosure to explain how the special committee originally determined to utilize a cash out price of $.18 per share. Please also specifically state that the cash out price previously recommended on April 2, 2009 is the same as the cash out price in the current transaction and explain why the independent committee determined to utilize the same price. With a view to understanding how your independent committee determined to continue to utilize a cash out price of $.18 per share, please include more detail about the discussions of the Independent Committee, the Board, its members, your management and Polaris Securities, as applicable, relating to the determination that the cash out price of $0.18 per share should remain unchanged even though the range of the value of the company’s common stock had increased from $0.14 – $0.16 to $0.16 – $0.184. In addition, we note your new disclosure under the heading “Purpose of and Reasons for the Transaction” on page 12 that “the price of the Company’s common stock has not adequately reflected the value of the Company or its performance since the Company’s share exchange transaction in 2002.”

RESPONSE: Thank you for your comment.  When the special committee deliberated in April 2, 2009, it had available to it the preliminary first quarter financial reports that were not available to Polaris when it prepared its March valuation report.  The special committee took the first quarter financial information into consideration when it made its initial recommendation to the Board.  When Polaris updated its valuation report in June, it also had available to it the Company’s final first quarter reports which was one factor that resulted in the increase in its recommended valuation range.  When the Independent Committee met to determine a fair price for the cashout, it took into consideration the increase in Polaris’s estimated valuation range from  $0.14 – $0.16 to $0.16 – $0.184 in its March and June reports.  Being aware that the first quarter financials were not available to Polaris when it prepared its March report, but were available to the special committee, the Independent Committee determined that, based on all information available to it, a value of $0.18 was fair.

Independent Committee Deliberations and Fairness, page 20

8.
COMMENT:  We reviewed your response to comment 22 in our letter dated July 17, 2009 and reissue this comment in part. The revised disclosure does not appear to include a discussion of Item 1014(c) and (d) or clause (vi) of Instruction 2 to Item 1014 of Regulation M-A. If the independent committee or the financial advisor did not consider one or more of these factors, state that and explain why the factor(s) were not deemed material or relevant. For example, we note your discussion of the procedural safeguards you considered on page 21. Please also acknowledge that you have not structured this transaction so that approval of at least a majority of unaffiliated security holders is required or that an unaffiliated representative was retained. In doing so, explain how you determined the transaction to be procedurally fair notwithstanding your decision not to implement these procedural safeguards.

RESPONSE:  Thank you for your comment.  We have revised our disclosure to make it clear that the Independent Committee did not appoint an unaffiliated representative to act solely on behalf of the unaffiliated security holders, to acknowledge that transaction was not structured so that approval of at least a majority of unaffiliated security holders is required, and to explain why it was nevertheless procedurally fair.

9.
COMMENT: We reviewed your response to comment 25 in our letter dated July 17, 2009 and reissue this comment. Please revise your disclosure to discuss the Independent Committee’s determination as to the fairness of the reverse stock split ratio.

RESPONSE: Thank you for your comment.  We have revised our disclosure to include a discussion of the Independent Committee’s consideration of the fairness of the stock split ratio, and its determination that it was fair, given their determination that the cashout price is fair.  We have been careful in our discussion of the fairness of the stock split ratio, because we believe that any implication that a different stock split ratio would not be fair, would also tend to imply that the currently determined cashout price is unfair.

10.
COMMENT: We note the revisions you have made to this section in response to comment 21 in our letter dated July 17, 2009 and your indication in the first sentence under this heading that the “Independent Committee met on March 16...” We presume that you meant to refer to the “Special Committee” as your disclosure on page 13 indicates that the Independent Committee was not formed until June 2, 2009. Please revise to clarify or, in the alternative, remove this reference to the extent it is not relevant to this discussion.

RESPONSE: Thank you for your comment and identification of the typographical error. The correct reference is to the “special committee”.

11.
COMMENT: Please elaborate upon your indication on page 21 that you considered the historical market prices of the company. While we note your response to comment 24 in our letter dated July 17, 2009, that the Independent Committee has considered the fact that your shares have traded above $.018 during the last year, you do not acknowledge that fact here. Please do so and discuss how you arrived at your determination of the fairness of the transaction notwithstanding the fact that the consideration you are offering is less than what your shares have traded at during the last year.

RESPONSE: Thank you for your comment. We have revised our disclosure to make it clear that the Independent Committee, the Board, and Mr. Yang considered historical market prices of the Company, including the fact that share prices traded above $0.18 in the last year.  However, their view is that more recent trading activity and performance present a fairer and more realistic presentation of the Company’s stock price movement, particularly given the low and erratic trading volume of the Company’s stock in all periods. They also gave weight to the analysis of Polaris Securities, which incorporated book value as a component of the value calculation.

Valuation Report of Polaris Securities, page 23

12.
COMMENT: We reviewed your response to comment 32 in our letter dated July 17, 2009. Please disclose that the valuation report of Polaris Securities provided to the Independent Committee during its deliberations, which deliberations were subsequently adopted by the Board, contained a mathematical error in the valuation range and disclose the range considered by the Independent Committee and the actual range subsequently provided in the final report and include the date the revised report was provided. Please also disclose whether the Independent Committee or the Board considered if subsequent deliberations were necessary in light of the error in the valuation report and, if not, why not.

RESPONSE: Thank you for your comment.  We have supplemented our disclosure to make it clear that the valuation report of Polaris Securities provided to the Independent Committee during its deliberations, which deliberations were subsequently adopted by the Board, contained a mathematical error in the valuation range, have disclosed the range considered by the Independent Committee and the actual range subsequently provided in the final report, and included the date the revised report was provided. After the mathematical error was made known, the Independent Committee, the Board, and Mr. Yang each considered whether the error required an adjustment in the cashout price.  Each decision maker noted that the error did not involve the analytical method or subjective factors considered by Polaris.  Moreover, the mathematical error only effected the lower range of values put forth by Polaris, and the Independent Committee had selected a cashout price that was on the high end of the valuation range.  Consequently, none of the decisions makers felt that it was necessary to revisit the valuation discussion.

Reservation, page 41

13.
COMMENT: We reviewed your response to comment 17 in our letter dated July 17, 2009 and reissue this comment. We note that you revised your disclosure to indicate that the board would only abandon the transaction if there is a material change in the company’s value or prospects. Please disclose more specifically how the board will assess whether a material change in the company’s value or prospects has occurred prior to the filing of the necessary amendments to your articles of incorporation with the Secretary of State of the State of Florida, particularly in light of the fact that the independent committee will not have a role in any decision to abandon the transaction.

RESPONSE: Thank you for your comment.  The Company feels that the factors that may effect whether the Transaction is in the best interests of the Company are many and would be impossible to predict. Given that minority shareholders have no contractual or statutory right to require the Company to close or to terminate the Transaction, the Company is opposed to disclosure that might limit the ability of the Company to terminate the Transaction based on what it believes is in the shareholders’ best interests.  Worse, it may create an inference that minority shareholders have a right to compel the Transaction.  Based on telephone discussions with the staff on this topic, we have added disclosure making it clear that minority shareholders have no contractual or statutory right to require the Company to close the Transaction.

Cautionary Statement Regarding Forward-Looking Statements, page 42

14.
COMMENT: We reviewed your response to comment 41 in our letter dated July 17, 2009 and reissue this comment. We note your response that you revised the language under this heading in light of our comment but we were unable to locate your revised disclosure. Please revise or advise.

RESPONSE: Thank you for your comment. We have revised the disclosure under “Cautionary Statement Regarding Forward-Looking Statement” in light of your comment.

Summary Financial Information, page 46

15
COMMENT: We reviewed your response to comment 44 in our letter dated July 17, 2009 and reissue this comment in part. We note the pro forma data for the balance sheet data on page 48 but we were unable to locate pro forma information for the data set forth on page 47. Please revise or advise.

RESPONSE: Thank you for your comment. We have added a footnote to show a pro-forma value for earnings per share, the only value on the data set forth on page 47 that would be affected by the Transaction.

The Company looks forward to working with the Staff to resolve these issues in a manner that will be satisfactory to the Commission.  The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also authorize your to contact our attorneys at K&L Gates, specifically Carter Mackley (telephone (206) 623-7580), with respect to any matters in this response letter that you would like to discuss in more detail.

Very truly yours,

Kid Castle Education Corporation

By:	/s/ MIN-TAN YANG
Min-Tan Yang
Chief Executive Officer

cc:	H. Christopher Owings Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549-3628	Carter Mackley, Esq. K& L Gates 925 Fourth Avenue, Suite 2900 Seattle, WA 98104